SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )

LANTRONIX, INC.

(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

516548203

(CUSIP Number)

Martin M. Hale, Jr.

17 State Street, Suite 3230

New York, NY 10004

(212) 751-8800

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 17, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 11 Pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Martin M. Hale, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 10,890 shares of Common Stock issuable upon exercise of options[1]
	8	SHARED VOTING POWER 1,941,748 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 10,890 shares of Common Stock issuable upon exercise of options[2]
	10	SHARED DISPOSITIVE POWER 1,941,748 Shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,941,748 Shares of Common Stock and 10,890 shares of Common Stock issuable upon exercise of options[3]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.37%*
14	TYPE OF REPORTING PERSON IN

[1]	Director stock options held by the Reporting Person for the benefit of Hale Capital Partners, LP. 1/5th of the option shares vested on the date of grant (the “Grant Date”) and the remaining option shares vest ratably on each monthly anniversary of the Grant Date.
[2]	Director stock options held by the Reporting Person for the benefit of Hale Capital Partners, LP. 1/5th of the option shares vested on the Grant Date and the remaining option shares vest ratably on each monthly anniversary of the Grant Date.
[3]	Director stock options held by the Reporting Person for the benefit of Hale Capital Partners, LP. 1/5th of the option shares vested on the Grant Date and the remaining option shares vest ratably on each monthly anniversary of the Grant Date.

*Based on 15,225,206 shares of Common Stock outstanding as of April 22, 2016 as disclosed in the Quarterly Report on Form 10-Q of Lantronix, Inc. (the “Issuer”) for the quarterly period ended March 31, 2016.  Subsequent to April 22, 2016, the Issuer (i) issued 1,941,748 shares of Common Stock to Hale Capital Partners, LP and (ii) granted a stock option to Martin Hale, Jr. to purchase 10,890 shares of Common Stock in connection with his appointment to the board of directors of the Issuer.

1	NAME OF REPORTING PERSON Hale Fund Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,941,748 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,941,748 Shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,941,748 Shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.31%*
14	TYPE OF REPORTING PERSON OO

*Based on 15,225,206 shares of Common Stock outstanding as of April 22, 2016 as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016.  Subsequent to April 22, 2016, the Issuer issued 1,941,748 shares of Common Stock to Hale Capital Partners, LP.

1	NAME OF REPORTING PERSON Hale Capital Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,941,748 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,941,748 Shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,941,748 Shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.31%*
14	TYPE OF REPORTING PERSON PN

*Based on 15,225,206 shares of Common Stock outstanding as of April 22, 2016 as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016.  Subsequent to April 22, 2016, the Issuer issued 1,941,748 shares of Common Stock to Hale Capital Partners, LP.

1	NAME OF REPORTING PERSON Hale Capital Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,941,748 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,941,748 Shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,941,748 Shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.31%*
14	TYPE OF REPORTING PERSON PN

*Based on 15,225,206 shares of Common Stock outstanding as of April 22, 2016 as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016.  Subsequent to April 22, 2016, the Issuer issued 1,941,748 shares of Common Stock to Hale Capital Partners, LP.

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D relates to the shares of common stock, par value $0.0001 per share (the “Common Stock”), of Lantronix, Inc., a Delaware corporation (the “Issuer”). The Company’s principal executive offices are located at 7535 Irvine Center Drive, Suite 100, Irvine, California 92618.

Item 2.	IDENTITY AND BACKGROUND

This statement on Schedule 13D is being filed on behalf of the following persons (collectively, the “Reporting Persons”):  (i) Martin M. Hale, Jr., an individual (“MH”),  (ii) Hale Capital Management, LP, a Delaware limited partnership (“HCM”); (iii) Hale Fund Management, LLC, a Delaware limited liability company (“HFM”); and (iv) Hale Capital Partners, LP, a Delaware limited partnership (“HCP”).  The securities reported herein are held by HCP, except that options to purchase 10,890 shares of Common Stock are held by MH for the benefit of HCP.  MH is the Chief  Executive Officer of HCP.  MH is also (i) the sole owner and managing member of Hale Fund Partners, LLC, a Delaware limited liability company (“HFP”), the general partner of HCP and (ii) the sole owner and Chief Executive Officer of HFM. HFM is the general partner of HCM, the manager of HCP.

The address and principal office of each of the Reporting Persons and HFP is 17 State Street, Suite 3230, New York, NY 10004.  Each Reporting Person and HFP is organized in Delaware with the exception of MH, who is a citizen of the United States.  The principal business of each of the Reporting Persons and HFP is investment and/or investment management.  The foregoing should not be construed in and of itself as an admission by any Reporting Person or HFP as to beneficial ownership of shares of Common Stock held by HCP or underlying the director stock option issued to MH.

During the last five years, none of the Reporting Persons or HFP has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Funds for the purchase of the Common Stock reported herein were derived from the working capital of HCP. A total of $2,000,000 was paid to acquire such shares of Common Stock.

Item 4.	PURPOSE OF TRANSACTION

On June 16, 2016, HCP entered into a Common Stock Purchase Agreement (the “Purchase Agreement”), which is referenced as Exhibit 1 hereto, with the Issuer pursuant to which the Issuer agreed to issue to HCP 1,941,748 shares of Common Stock at a price of $1.03 per share. The transaction was consummated on June 17, 2016.

Pursuant to the terms of the Purchase Agreement, the Issuer agreed to increase the size of its board of directors and appoint MH to fill the vacancy created by the increase in the size of its board of directors. In addition, subject to certain exceptions, the Issuer agreed to take all necessary action to cause MH to be nominated for re-election to the board of directors of the Issuer at its next stockholders’ meeting. In connection with MH’s appointment to the board of directors of the Issuer, the Issuer (i) granted MH options to purchase 10,890 shares of Common Stock at an exercise price per share equal to $1.05 pursuant to a Stock Option Award Agreement (the “Stock Option Agreement”) issued under the Issuer’s 2010 Amended and Restated Stock Incentive Plan and (ii) entered into an Indemnification Agreement with MH pursuant to which the Issuer agreed to indemnify MH in connection with his service as a director of the Issuer.

The Issuer agreed to file a registration statement with the Securities and Exchange Commission, within one hundred eighty (180) days following the closing, to register for resale the shares of Common Stock purchased by HCP pursuant to the Purchase Agreement.

The summary of the Purchase Agreement is not complete and is qualified in its entirety by reference to the text of the Purchase Agreement, which is referenced as Exhibit 1 to this Schedule 13D (and which is incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Issuer on June 20, 2016 (the “Form 8-K”)).

Item 5.	INTEREST IN SECURITIES OF THE COMPNAY.

(a)           See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons.  Percentages of the shares of Common Stock outstanding reported in this Schedule 13D are calculated based upon (i) 15,225,206 shares of Common Stock outstanding as of April 22, 2016 as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016 and (ii) the shares of Common Stock issued pursuant to the Purchase Agreement.

(b)           See rows (7) and (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)           Except as set forth herein, none of the Reporting Persons have effected any transaction in the Issuer’s stock during the past 60 days.

(d)           No person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Person.

(e)           Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than the Purchase Agreement filed as Exhibit 1 hereto, the Stock Option Agreement and Indemnification Agreement referenced in Item 4 above and the Joint Filing Agreement attached as Exhibit 2 hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1: Common Stock Purchase Agreement dated June 16, 2016 by and between the Issuer and HCP (incorporated by reference to Exhibit No. 10.1 to the Form 8-K).

Exhibit 2: Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Act.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: June 24, 2016

/s/ Martin M. Hale, Jr.

HALE CAPITAL MANAGEMENT, LP

By: Hale Fund Management, LLC, its General Partner

	By:	/s/ Martin M. Hale, Jr.
Name: Martin M. Hale, Jr.
Title: Chief Executive Officer

HALE CAPITAL PARTNERS, LP

By: Hale Fund Management, LLC, its General Partner

	By:	/s/ Martin M. Hale, Jr.
Name: Martin M. Hale, Jr.
Title: Chief Executive Officer

HALE FUND MANAGEMENT, LLC

	By:	/s/ Martin M. Hale, Jr.
Name: Martin M. Hale, Jr.
Title: Chief Executive Officer

EXHIBIT 2

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.  The undersigned acknowledge that each shall be responsible for the filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED: June 24, 2016

/s/ Martin M. Hale, Jr.

HALE CAPITAL MANAGEMENT, LP

By: Hale Fund Management, LLC, its General Partner

	By:	/s/ Martin M. Hale, Jr.
Name: Martin M. Hale, Jr.
Title: Chief Executive Officer

HALE CAPITAL PARTNERS, LP

By: Hale Fund Management, LLC, its General Partner

	By:	/s/ Martin M. Hale, Jr.
Name: Martin M. Hale, Jr.
Title: Chief Executive Officer

HALE FUND MANAGEMENT, LLC

	By:	/s/ Martin M. Hale, Jr.
Name: Martin M. Hale, Jr.
Title: Chief Executive Officer